

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

Via E-mail
Mr. Dallas Kerkenezov
President
Norstra Energy Inc.
414 Manor Road
Laredo, Texas 78041

> **Re: Norstra Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed April 30, 2012**
> **File No. 333-181042**

Dear Mr. Kerkenezov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. We note references in your filing to items that do not appear to be relevant to you or your business. In that regard, we note your reference at page 13 to your lack of client base, and your reference to mobile electronic services companies. Similarly, we note your reference at page 20 to insurance held by Freeport Energy and MOXY in connection with your stated belief that you are in compliance with the Oil Pollution Act. We also note your reference at page 33 to Wanshan Resources Corp. with respect to the provision of information in connection with this offering. Please advise or revise to clarify how such items apply to you.

Description of Property, page 21

3. You disclose that on February 15, 2012 you entered into a transaction with Keta Oil and Gas Inc. by which you acquired a working interest in an oil and gas lease. Please clarify when such lease will expire. In that regard, we note your disclosure that the lease is for three years with a commencement date "of original acquisition," but it is not clear when such lease was originally acquired. Please also file the lease as an exhibit to your registration statement.

4. Please clarify the nature of your interest in the lease. In that regard, your disclosure at page 21 that you have acquired a working interest in such lease does not appear to be consistent with your disclosure at page 18 that you have acquired an option on a mineral property.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

5. In the third paragraph of this section you disclose that expenses over the next 12 months will be approximately $60,000, whereas in the tabular disclosure after this paragraph you disclose a total of $85,000. You further reference the $85,000 figure in the first full paragraph on page 25. In light of this discrepancy, please clarify your estimated expenses over the next 12 months.

Financial Statements

Balance Sheets, page F-2

6.   Please revise the oil and gas properties line item presented on the face of your balance sheet to separately present capitalized costs of unproved properties that are excluded from capitalized costs being amortized. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X.

Notes to the Financial Statements

General

7.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

Note 2 – Summary of Significant Accounting Policies

J) Oil and Gas Properties, page F-7

Ceiling Test, page F-8

8.   Please expand your disclosure regarding the limitation on capitalized costs under the full cost method to address the impact of the cost of properties not being amortized and unproven properties included in costs being amortized. Refer to Rule 4-10(c)(4) of Regulation S-X.

Note 6 – Oil and Mineral Leases, page F-9

9.   We note your disclosure stating that acquired a 100% interest and an 80% net revenue interest in an oil and mineral lease in Reno County, Kansas for $15,000 in cash. Please reconcile this statement and any related disclosure throughout your filing with the terms of the Assignment of Oil and Gas Leases contract filed as Exhibit 10.1 to your filing which appears to indicate that you paid $10 to acquire this property.

Exhibits

10.   We note your reference at page 8 to your farm-out agreements. However, we also note that you have not filed any such agreements as exhibits. If you have farm-out agreements, please file them as material contracts. If you do not have any such agreements, please revise your filing to remove the reference to such agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Michael J. Morrison